April 21, 2017

Via EDGAR and EMAIL

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4
(Registration Statement No. 333-216549)

Ladies and Gentlemen:

Matador Resources Company (the “Registrant”) hereby requests that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-4 (Registration Statement No. 333-216549) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on April 25, 2017, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

MATADOR RESOURCES COMPANY

By:	/s/ Craig N. Adams
Craig N. Adams Executive Vice President

cc:	Jason Langford

Timothy S. Levenberg

H. Roger Schwall

Securities and Exchange Commission

Mr. Joseph Wm. Foran

Matador Resources Company

Mr. M. Preston Bernhisel

Baker Botts L.L.P.